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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated 18th July 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐          No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐          No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐          No: ☒

Enclosure:

—
Notice dated 30 June 2003 "Orange plc Redemption of Notes".

        30 June 2003

ORANGE PLC REDEMPTION OF NOTES

        Pursuant to Article Eleven of (i) the Indenture dated July 24, 1998 relating to the $545,000,000 8% Senior Notes due 2008, (ii) the Indenture dated July 24, 1998 relating to the €100,000,000 7 5/8% Senior Notes due 2008; and (iii) the Indenture dated July 24, 1998 relating to the £200,000,000 8 5/8% Senior Notes due 2008, each between Orange plc ("Orange") and Citibank, N.A., as Trustee (collectively, the "Indentures"), Orange has today notified the Trustee of its election to redeem any and all of the:

  (i)
  $545,000,000 8% Senior Notes due August 1, 2008 (US685211AA27 (ISIN), 8927065 (Common Code)) (the "Dollar Notes"),

  (ii)
  €100,000,000 7 5/8% Senior Notes due August 1 2008 (XS0089270226 (ISIN), 8927022 (Common Code)) (the "Euro Notes"), and

  (iii)
  £200,000,000 8 5/8% Senior Notes due August 1, 2008 (XS0089270069 (ISIN), 8927006 (Common Code) (the "Sterling Notes") (collectively, the "Securities").

        The date of redemption of the Securities will be 1 August 2003 (the "Redemption Date"). The price to be paid for the redemption of the Securities will be 104.3125% of the outstanding principal amount of the Sterling Notes, 103.8125% of the outstanding principal amount of the Euro Notes and 104.0% of the outstanding principal amount of the Dollar Notes (the "Redemption Price"). The Redemption Price is equivalent to £205,859,675.625 for the Sterling Notes, €97,640,846.875 for the Euro Notes and $19,202,560.00 for the Dollar Notes. On the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed. Unless Orange defaults in making payment of the Redemption Price on the Redemption Date, interest thereon will cease to accrue on and after said date. Holders of the Securities must surrender the Securities to Citibank N.A., as paying agent, on the Redemption Date.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18th July 2003
ORANGE PLC
	By:	/s/ PHILIPPE MCALLISTER Name: Philippe McAllister Title: Director

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ORANGE PLC REDEMPTION OF NOTES
SIGNATURES